UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) Or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 10)
New Valley Corporation
(Name of Subject Company)
Vector Group Ltd
VGR Holding Inc.
(Name of Filing Persons — Offerors)
Common Share, par value $0.01 per share
(Title of Class of Securities)
649080-50-4
(CUSIP Number of Class of Securities)
Joselynn D. Van Siclen
Vice President and Chief Financial Officer
Vector Group Ltd.
100 S.E. Second Street
Miami, Florida 33131
(305) 579-8000
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)
Copies to:
Roland Hlawaty, Esq.
Milbank, Tweed, Hadley & McCloy LLP
1 Chase Manhattan Plaza
New York, New York 10005
(212) 530-5735

Calculation of Filing Fee

Transaction value*	Amount of filing fee
$87,993,921	$10,357

*	Estimated solely for the purpose of calculating the filing fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended, based on the product of (i) $9.15, the market price of the common shares of New Valley Corporation computed in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, based on the average of the high and low sales prices of New Valley Corporation’s common shares as quoted on The Nasdaq Stock Market on November 16, 2005 and (ii) 9,616,822, the maximum number of common shares to be acquired pursuant to the offer.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$10,425.	Filing Party:	Vector Group Ltd.
Form or Registration No.:	Form S-4.	Date Filed:	October 20, 2005.
	Schedule TO.		November 16, 2005.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☑	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE 13D

CUSIP Nos. 649080-50-4

1.	Name of Reporting Person: Vector Group Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 12,849,118

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 12,849,118

		10.	Shared Dispositive Power: 6,287,275(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,136,393(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 85.9%(1)

14.	Type of Reporting Person (See Instructions): CO; HC

(1) On November 16, 2005, Vector Group Ltd. (“Vector”) and VGR Holding Inc. (“VGR”) entered into agreements with several large stockholders (“Significant Stockholders”) of New Valley Corporation (“New Valley”), who in the aggregate beneficially own 6,287,275 common shares of New Valley (“Common Shares”), representing approximately 28.2% of the outstanding Common Shares. Pursuant to these agreements to tender, the Significant Stockholders agreed to tender their Common Shares into Vector’s and VGR’s exchange offer and to not take any actions inconsistent with this obligation including, among other things, not to dispose of such Common Shares during the term of such agreement. As a result of these agreements to tender, the Reporting Persons may be deemed to have shared dispositive power of the 6,287,275 Common Shares subject to such agreements. The Reporting Persons expressly disclaim beneficial ownership of these 6,287,275 Common Shares. These 6,287,275 Common Shares, together with the 12,849,118 Common Shares currently owned by the Reporting Persons, in the aggregate, represent 19,136,393 Common Shares beneficially owned, or approximately 85.9% of the 22,260,607 Common Shares outstanding as of November 22, 2005.

SCHEDULE 13D

CUSIP Nos. 649080-50-4

1.	Name of Reporting Person: VGR Holding Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 12,849,118

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 12,849,118

		10.	Shared Dispositive Power: 6,287,275(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,136,393(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 85.9%(1)

14.	Type of Reporting Person (See Instructions): CO; HC

(1) On November 16, 2005, Vector Group Ltd. (“Vector”) and VGR Holding Inc. (“VGR”) entered into agreements with several large stockholders (“Significant Stockholders”) of New Valley Corporation (“New Valley”), who in the aggregate beneficially own 6,287,275 common shares of New Valley (“Common Shares”), representing approximately 28.2% of the outstanding Common Shares. Pursuant to these agreements to tender, the Significant Stockholders agreed to tender their Common Shares into Vector’s and VGR’s exchange offer and to not take any actions inconsistent with this obligation including, among other things, not to dispose of such Common Shares during the term of such agreement. As a result of these agreements to tender, the Reporting Persons may be deemed to have shared dispositive power of the 6,287,275 Common Shares subject to such agreements. The Reporting Persons expressly disclaim beneficial ownership of these 6,287,275 Common Shares. These 6,287,275 Common Shares, together with the 12,849,118 Common Shares currently owned by the Reporting Persons, in the aggregate, represent 19,136,393 Common Shares beneficially owned, or approximately 85.9% of the 22,260,607 Common Shares outstanding as of November 22, 2005.

SCHEDULE 13D

CUSIP Nos. 649080-50-4

1.	Name of Reporting Person: Bennett S. LeBow		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 12,849,118

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 12,849,118

		10.	Shared Dispositive Power: 6,287,275(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,136,393(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 85.9%(1)

14.	Type of Reporting Person (See Instructions): IN

(1) On November 16, 2005, Vector Group Ltd. (“Vector”) and VGR Holding Inc. (“VGR”) entered into agreements with several large stockholders (“Significant Stockholders”) of New Valley Corporation (“New Valley”), who in the aggregate beneficially own 6,287,275 common shares of New Valley (“Common Shares”), representing approximately 28.2% of the outstanding Common Shares. Pursuant to these agreements to tender, the Significant Stockholders agreed to tender their Common Shares into Vector’s and VGR’s exchange offer and to not take any actions inconsistent with this obligation including, among other things, not to dispose of such Common Shares during the term of such agreement. As a result of these agreements to tender, the Reporting Persons may be deemed to have shared dispositive power of the 6,287,275 Common Shares subject to such agreements. The Reporting Persons expressly disclaim beneficial ownership of these 6,287,275 Common Shares. These 6,287,275 Common Shares, together with the 12,849,118 Common Shares currently owned by the Reporting Persons, in the aggregate, represent 19,136,393 Common Shares beneficially owned, or approximately 85.9% of the 22,260,607 Common Shares outstanding as of November 22, 2005.

     This Amendment No. 10 to the Tender Offer Statement on Schedule TO and combined Amendment No. 28 to the joint statement on Schedule 13D (together with the Initial Schedule TO (as defined below), as previously amended and as amended hereby, the “Schedule TO”), is filed by Vector Group Ltd., a Delaware corporation (“Vector”), its wholly owned subsidiary, VGR Holding Inc., a Delaware corporation (“VGR”), and, with respect to the Schedule 13D, Bennett S. LeBow (together with Vector and VGR, the “Reporting Persons”). The Schedule TO amends and supplements (1) the Tender Offer Statement on Schedule TO filed on October 20, 2005 (the “Initial Schedule TO”) and (2) the Reporting Persons’ Statement on Schedule 13D, as amended, and relates to the current offer by VGR to exchange shares of Vector common stock for each outstanding common share of New Valley Corporation (“New Valley”), on the terms and conditions contained in Vector’s prospectus dated October 20, 2005, as amended, and in the related Letter of Transmittal, copies of which are incorporated by reference to Exhibits (a)(1), as amended, and (a)(2) to the Initial Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).
Items 1 through 7, 9 and 10.
          Not applicable.
Item 8. Interest in Securities of the Subject Company.
          On November 16, 2005, Vector and VGR entered into agreements with several large stockholders (“Significant Stockholders”) of New Valley, who in the aggregate beneficially own 6,287,275 common shares of New Valley (“Common Shares”), representing approximately 28.2% of the outstanding Common Shares. Pursuant to these agreements to tender, the Significant Stockholders agreed to tender their Common Shares into Vector’s and VGR’s exchange offer and to not take any actions inconsistent with this obligation including, among other things, not to dispose of such Common Shares during the term of such agreement. As a result of these agreements to tender, the Reporting Persons may be deemed to have shared dispositive power of the 6,287,275 Common Shares subject to such agreements. The Reporting Persons expressly disclaim beneficial ownership of these 6,287,275 Common Shares. These 6,287,275 Common Shares, together with the 12,849,118 Common Shares currently owned by the Reporting Persons, in the aggregate, represent 19,136,393 Common Shares beneficially owned, or approximately 85.9% of the 22,260,607 Common Shares outstanding as of November 22, 2005. These agreements to tender will terminate, among other things, upon mutual written consent of the parties or the termination of the Offer without any Common Shares being accepted for exchange or if the Offer has not been completed by December 14, 2005.
Item 11. Additional Information.
          On or about September 29, 2005, an individual stockholder of New Valley filed a complaint in the Delaware Court of Chancery purporting to commence a class action lawsuit against Vector, New Valley and each of the individual directors of New Valley. The complaint was styled as Pill v. New Valley Corporation, et al., (C.A. No. 1678-N). On or about October 28, 2005, a separate action was filed in the Delaware Court of Chancery purporting to commence a class action lawsuit against Vector, New Valley and each of the individual directors of New Valley. The complaint was styled as Lindstrom v. LeBow, et al. (Civil Action No. 1745-N). On November 9, 2005, the Delaware Court of Chancery entered an order of consolidation providing that the Pill action and the Lindstrom action be consolidated for all purposes. On November 15, 2005, the Delaware Chancery Court entered an order certifying the Pill action as a class action comprised of all persons who owned common shares of New Valley on October 20, 2005.
          On November 16, 2005, Vector and the plaintiff class in the Pill action reached an agreement to resolve the litigation, which was memorialized in a memorandum of understanding entered into on November 22, 2005, which all of the parties to the Pill action have signed. The memorandum of understanding provided, among other things, that (i) the consideration being offered be raised from 0.461 shares of Vector common stock per common share of New Valley to 0.54 shares of Vector common stock per common share of New Valley; (ii) the plaintiff acknowledged that 0.54 shares of Vector common stock per common share of New Valley was adequate and fair consideration; (iii) Vector agreed to make supplemental disclosures in the Prospectus with respect to the offer to address claims raised in the Pill action; (iv) the plaintiff shall have the right to comment upon and suggest additional disclosures to be made to the public stockholders by New Valley prior to the filing of its amended Schedule 14D-9 with the SEC and such suggested additional disclosures will be considered in good faith for inclusion in such filing by New Valley; and (v) all claims, whether known or unknown, of the plaintiff shall be released as against all of the defendants in the Pill matter and the Lindstrom matter. A copy of the form of the memorandum of understanding is incorporated by reference to Exhibit (a)(29) to the Schedule TO.
Item 12. Exhibits.
(a)(29)	Form of Memorandum of Understanding (incorporated by reference from Vector’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission on November 23, 2005).
Item 13. Information Required By Schedule 13e-3.
          Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VECTOR GROUP LTD.

By:	/s/ Richard J. Lampen

Name:	Richard J. Lampen
Title:	Executive Vice President

VGR HOLDING INC.

By:	/s/ Richard J. Lampen

Name:	Richard J. Lampen
Title:	Executive Vice President

BENNETT S. LEBOW
By:	Vector Group Ltd.

By:	/s/ Richard J. Lampen

Name:	Richard J. Lampen
Title:	Executive Vice President
Dated: December 1, 2005

EXHIBIT INDEX
(a)(29)	Form of Memorandum of Understanding (incorporated by reference from Vector’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission on November 23, 2005).